Mail Stop 3561

May 9, 2008

G. William Eason
Managing Member
Energy Holdings Limited LLC
P.O. Box 97
Wilmington, NC 28402

  Re: **MMC Energy, Inc.**
    Revised Preliminary Proxy Statement on Schedule 14A
    Filed May 5, 2008
    File No. 1-33564

Dear Mr. Eason:

  We have completed our review of your preliminary proxy statement and have no further comments at this time.

        Sincerely,

        H. Christopher Owings
        Assistant Director